UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rush Street Interactive, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

233253 103

(CUSIP Number)

Neil G. Bluhm

Richard Schwartz

900 N. Michigan Avenue

Suite 1600

Chicago, IL 60611

(312) 915-1086

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS Neil G. Bluhm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,316,255 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 110,316,255 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,316,255 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.7% of Class V Common Stock; less than 1% of Class A Common Stock (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents (i) 1,527,334 shares of Class V Common Stock held of record by the NGB 2016 Revocable Trust, for which Mr. Bluhm is the beneficial owner, (ii) 107,411,780 shares of Class V Common Stock held of record by the NGB 2013 Grandchildren’s Dynasty Trust, for which Mr. Bluhm may be deemed to be a beneficial owner, (iii) 1,362,663 shares of Class V Common Stock held of record by Rush Street Interactive GP, LLC, for which Mr. Bluhm may be deemed to be a beneficial owner, and (iv) (a) 3,247 restricted stock units that will vest within 60 days and 8,997 stock options that have vested or will vest and be exercisable within 60 days, held of record by Mr. Bluhm, and (b) 2,234 shares of Class A Common Stock held of record by the NGB 2016 Revocable Trust.
(2)	Based on the Form 10-K filed for the fiscal year ended December 31, 2022, as of March 1, 2023 there were 65,114,375 shares of Class A Common Stock and 155,955,584 shares of Class V Common Stock of the Issuer outstanding.

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS NGB 2016 Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,529,568 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,529,568 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,529,568(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% of Class V Common Stock; less than 1% of Class A Common Stock (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents (i) 1,527,334 shares of Class V Common Stock held of record by the NGB 2016 Revocable Trust, and (ii) 2,234 shares of Class A Common Stock held of record by the NGB 2016 Revocable Trust. Mr. Bluhm is the sole trustee of the NGB 2016 Revocable Trust and the beneficial owner of shares held by the Trust.
(2)	Based on the Form 10-K filed for the fiscal year ended December 31, 2022, as of March 1, 2023 there were 65,114,375 shares of Class A Common Stock and 155,955,584 shares of Class V Common Stock of the Issuer outstanding.

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS NGB 2013 Grandchildren’s Dynasty Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,411,780 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 107,411,780 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,411,780(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9% of Class V Common Stock (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Mr. Bluhm may be deemed to be a beneficial owner of the shares held by the NGB 2013 Grandchildren’s Dynasty Trust. Mr. Bluhm is a trustee of the Trust.
(2)	Based on the Form 10-K filed for the fiscal year ended December 31, 2022, as of March 1, 2023 there were 65,114,375 shares of Class A Common Stock and 155,955,584 shares of Class V Common Stock of the Issuer outstanding.

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS Rush Street Interactive GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,362,663 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,362,663 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,663(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of Class V Common Stock (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Mr. Bluhm may be deemed to be a beneficial owner of the shares held by Rush Street Interactive GP, LLC. Mr. Bluhm is a manager of and controls 81% of the voting units in Rush Street Interactive GP, LLC.
(2)	Based on the Form 10-K filed for the fiscal year ended December 31, 2022, as of March 1, 2023 there were 65,114,375 shares of Class A Common Stock and 155,955,584 shares of Class V Common Stock of the Issuer outstanding.

CUSIP No. 233253 103

1	NAMES OF REPORTING PERSONS Richard Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,804,432 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,804,432 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,804,432 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% of Class V Common Stock; less than 1% of Class A Common Stock (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents (i) 8,269,950 shares of Class V Common Stock held of record, (ii) 507,711 restricted stock units that will vest within 60 days, (iii) 21,368 stock options that have vested or will vest and be exercisable within 60 days, and (iv) 5,403 shares of Class A Common Stock.
(2)	Based on the Form 10-K filed for the fiscal year ended December 31, 2022, as of March 1, 2023 there were 65,114,375 shares of Class A Common Stock and 155,955,584 shares of Class V Common Stock of the Issuer outstanding.

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment”) relates to the Class V Common Stock and Class A Common Stock of Rush Street Interactive, Inc. (the “Issuer”). This Amendment No. 1 amends and supplements, as set forth below, the Schedule 13D filed by certain of the Reporting Persons with respect to the Issuer on January 8, 2021 (collectively, the “Schedule 13D”) and adds Mr. Richard Schwartz as a Reporting Person. All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 1. Security and Issuer

This Amendment relates to the Class V Common Stock, par value $0.0001 per share (“Class V Common Stock”) and Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Rush Street Interactive, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 900 N. Michigan Ave, Suite 950, Chicago, IL 60611.

Item 2. Identity and Background

(a) This Amendment is filed on behalf of (i) Neil G. Bluhm, (ii) the NGB 2016 Revocable Trust (the “Revocable Trust”), (iii) the NGB 2013 Grandchildren’s Dynasty Trust (the “Dynasty Trust”), (iv) Rush Street Interactive GP, LLC (“Rush Street Interactive GP”), and Richard Schwartz. Each of the foregoing is referred to as a “Reporting Person” in this Amendment.

On March 2, 2023, Neil Bluhm, the Executive Chairman of the Issuer, and Gregory A Carlin, a significant stockholder and former CEO and vice chairman of the Issuer, and the other parties to that certain Voting Agreement dated as of December 24, 2020 (the “Bluhm Carlin Voting Agreement”), mutually agreed to terminate the Bluhm Carlin Voting Agreement with immediate effect. Simultaneous with that termination, on March 2, 2023, Mr. Bluhm, the Dynasty Trust and Richard Schwartz, the Chief Executive Officer of the Issuer, entered into a Voting Agreement substantially identical to the Bluhm Carlin Voting Agreement, pursuant to which they agreed to vote together on certain matters presented to the Issuer’s stockholders for so long as the agreement is in effect (the “Bluhm Schwartz Voting Agreement”). As a result of the Bluhm Schwartz Voting Agreement, the Issuer will remain a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange, which status permits the Issuer to elect not to comply with certain corporate governance requirements as further described in the Issuer’s filings. As a result of the Bluhm Schwartz Voting Agreement among Messrs. Bluhm and Schwartz and the Dynasty Trust, such Reporting Persons may be deemed to constitute a “group”, as defined in Rule 13d-5 of the Exchange Act.

Each of the Reporting Persons disclaims beneficial ownership of any shares of Class V Common Stock or Class A Common Stock owned by the other Reporting Persons (other than shares held by Rush Street Interactive GP).

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

The description of the Bluhm Schwartz Voting Agreement contained in this Item 2 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

(b) The address of the principal business and principal office of each of each of the Reporting Persons is 900 N. Michigan Ave, Suite 1600, Chicago, IL 60611.

(c) Neil Bluhm is the Executive Chairman of the Issuer. Richard Schwartz is the Chief Executive Officer of the Issuer. The other Reporting Persons are primarily involved only in investment activities, and the address of each Reporting Person is set forth in (b) above.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bluhm and Mr. Schwartz are citizens of the United States. The Revocable Trust and the Dynasty Trust are Illinois trusts. Rush Street Interactive GP is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The following information supplements the information in the original 13D, and does not replace the original information.

Messrs. Bluhm and Schwartz, the Dynasty Trust and Rush Street Interactive GP acquired their securities in connection with the Business Combination discussed in the original Schedule 13D. The Revocable Trust acquired its securities in connection with the Business Combination and a transfer of securities by Mr. Bluhm.

In addition, each of Messrs. Bluhm and Schwartz have received their shares of Class A Common Stock pursuant to vesting of restricted stock units, which were acquired from the Issuer pursuant to grants under the Issuer’s 2020 Omnibus Equity Incentive Plan for services provided.

Item 4. Purpose of Transaction

The information set forth in Items 2 and 6 of this Amendment is incorporated by reference in its entirety into this Item 4. Otherwise, there have been no changes to Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The percentage of beneficial ownership in this Amendment is based on an aggregate of 65,114,375 shares of Class A Common Stock and 155,955,584 shares of Class V Common Stock outstanding as of March 1, 2023, based on the Form 10-K filed for the fiscal year ended December 31, 2023 of the Issuer. Holders of the Class A Common Stock and Class V Common Stock vote together on the election of directors to the Issuer’s board as a single class.

The aggregate number of shares of Class V Common Stock and Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

The Revocable Trust is the direct beneficial owner of 1,527,334 shares of Class V Common Stock and 2,234 shares of Class A Common Stock. Neil G. Bluhm is the sole trustee and sole beneficiary of the Revocable Trust.

The Dynasty Trust is the direct beneficial owner of 107,411,780 shares of Class V Common Stock. Neil G. Bluhm is a trustee of the Dynasty Trust.

Rush Street Interactive GP is the direct beneficial owner of 1,362,663 shares of Class V Common Stock. Rush Street Interactive GP is managed by a board of managers consisting of Neil G. Bluhm, Andrew G. Bluhm, and Gregory A. Carlin. Neil G. Bluhm, through his control over 81% of the units of Rush Street Interactive GP, possesses the ability to appoint the managers to the board of managers. As a result, Neil G. Bluhm may be deemed to possess indirect beneficial ownership of the shares of Class V Common Stock held by Rush Street Interactive GP. Neil G. Bluhm disclaims beneficial ownership of the securities held by the Rush Street Interactive GP, except to the extent of his pecuniary interest in such securities.

Neil Bluhm is the direct beneficial owner of 12,244 shares of Class A Common Stock based on 3,247 restricted stock units that will vest within 60 days and 8,997 stock options that have vested or will vest and be exercisable within 60 days.

Richard Schwartz is the direct beneficial owner of 8,269,950 shares of Class V Common Stock and 534,482 shares of Class A Common Stock based on 507,711 restricted stock units that will vest within 60 days, 21,368 stock options that have vested or will vest and be exercisable within 60 days, and 5,403 shares of Class A Common Stock.

As described in Item 2 of this Amendment, by virtue of Richard Schwartz, Neil G. Bluhm and the Dynasty Trust being a party to the Voting Agreement, such Reporting Persons may be deemed to be a member of a “group”, as defined in Rule 13d-5 of the Exchange Act, and each of the Reporting Persons may be deemed to beneficially own the shares of Class V Common Stock and Class A Common Stock beneficially owned by each other solely for such purposes.

(c) None of the Reporting Persons has effected any transactions in the Class V Common Stock or Class A Common Stock during the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class V Common Stock or Class A Common Stock, as applicable, of the Issuer reported by this Amendment.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference herein. Otherwise, there have been no changes to Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of March 2, 2023.

Exhibit 2	Amended and Restated Business Combination Agreement, dated as of December 4, 2020, by and among the Issuer, RSI, the Sellers, the Sponsor and the Sellers’ Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 13, 2020).

Exhibit 3	Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 4	Amended and Restated Limited Partnership Agreement of RSI, dated as of December 29, 2020, by and among the Issuer, the Special Limited Partner, RSI GP, RSI and the Sellers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 5	Amended and Restated Limited Liability Company Agreement of RSI GP, LLC, dated as of December 29, 2020, by and among the Issuer and RSI GP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 6	Tax Receivable Agreement, dated as of December 29, 2020, by and among the Issuer, the Special Limited Partner, RSI, the Sellers, and the Sellers’ Representative (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 7	Investor Rights Agreement, dated as of December 29, 2020, by and among the Issuer, the Sellers, the Founder Holders, and the Sellers’ Representative (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 8	Services Agreement, dated as of December 29, 2020, by and between RSI and Rush Street Gaming, LLC (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on January 5, 2021).

Exhibit 9	Voting Agreement, dated as of March 2, 2023, by and among Neil Bluhm, the Dynasty Trust, and Richard Schwartz.

Exhibit 10	Sellers’ Representative Agreement, dated as of December 28, 2020, by and among the Sellers’ Representative, Gregory A. Carlin, the Greg and Marcy Carlin Family Trust and Neil G. Bluhm. (incorporated by reference to Exhibit 10 to the original Schedule 13D filed on January 8, 2021).

Exhibit 11	Power of Attorney for Neil Bluhm (incorporated by reference to Exhibit 10 to the original Schedule 13D filed on January 8, 2021).

Exhibit 12	Power of Attorney for Richard Schwartz.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2023

/s/ Kyle Sauers
Neil G. Bluhm, by Kyle Sauers, attorney-in-fact

NGB 2016 REVOCABLE TRUST

	By:	/s/ Kyle Sauers
	Name:	Neil G. Bluhm, Trustee, by Kyle Sauers, attorney-in-fact

NGB 2013 GRANDCHILDREN’S DYNASTY TRUST

	By:	/s/ Kyle Sauers
	Name:	Neil G. Bluhm, Trustee, by Kyle Sauers, attorney-in-fact

RUSH STREET INTERACTIVE GP, LLC

	By:	/s/ Kyle Sauers
	Name:	Kyle Sauers
	Title:	Attorney-in-fact

/s/ Kyle Sauers
Richard T. Schwartz, by Kyle Sauers, attorney-in-fact